SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended March 31, 2004

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Drammensveien 264, Vaekerø
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Hydro’s quarterly report 1 — 2004

NORSK HYDRO ASA AND SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FOR THE YEAR ENDED 31 MARCH, 2004

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars.

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

		First quarter		Year
	2004	2004	2003	2003
Million, except per share data	NOK	EUR1)	NOK	NOK
Operating revenues	39,598	4,694	35,763	133,761
Operating income	9,276	1,100	5,982	21,625
Non-consolidated investees	131	16	187	620
Financial income (expense), net	(624)	(74)	(651)	154
Other income (loss), net	110	13	—	(1,253)

Income from continuing operations before tax and minority interest	8,893	1,055	5,518	21,146
Income tax expense	(5,786)	(686)	(3,976)	(12,922)
Minority interest	28	3	28	151

Income from continuing operations	3,135	372	1,570	8,375
Income from discontinued operations	1,083	128	631	2,312

Income before cumulative effect of change in accounting principle	4,218	500	2,201	10,687
Cumulative effect of change in accounting principle	—	—	281	281

Net income	4,218	500	2,482	10,968

Earnings per share from continuing operations (in NOK and Euro)	12.30	1.46	6.10	32.50
Earnings per share before change in accounting principle (in NOK and Euro)	16.50	1.96	8.50	41.50

Financial data

EBITDA 2) — million	13,546	1,606	9,935	38,628
Investments — million	4,776	566	4,669	17,712
Net interest-bearing debt/equity 3)	0.18	0.18	0.51	0.38

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2004, which was 8.4365.
2)	EBITDA: Earnings Before Interest, Tax, Depreciation and Amortization. See page 19.
3)	Net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases.

All comparative figures are for the corresponding period in 2003 unless otherwise stated. Certain amounts in previously issued consolidated finacial statements were reclassified to conform with the 2004 presentation.

Hydro’s quarterly report 1 — 2004

Hydro’s income from continuing operations in the first quarter of 2004 was NOK 3,135 million (NOK 12.30 per share), compared with NOK 1,570 million (NOK 6.10 per share) in the first quarter of 2003. Hydro’s income before cumulative effect of change in accounting principle including Yara’s activities up to the demerger was NOK 4,218 million (NOK 16.50 per share) compared with NOK 2,201 million (NOK 8.50 per share) in 2003.

Income, excluding the demerged operation, reflected a considerable improvement compared with the equivalent quarter last year. Strengthened market conditions and operations resulted in solid improvements within both principal business areas, Oil & Energy and Aluminium.

“Good operations and start-up of new fields contribute to continued strong production growth, which combined with high oil and gas prices gives excellent results in Oil & Energy. The aluminium markets are improving. Production and sale of aluminium and downstream products increase, and it is satisfactory that the results in Aluminium also reflect the effects of the completed improvement measures,” says President and CEO Eivind Reiten.

“We have also carried out a strategic restructuring of the company’s operations, with complete focus on developing the main business areas Oil & Energy and Aluminium. The demerger of the Agri operation, and its successful listing on the Oslo Stock Exchange under the name of Yara International, were realized, resulting in added value creation for Hydro’s shareholders and a stronger financial platform for Hydro,” says Reiten.

Operating income for the first quarter of 2004 amounted to NOK 9,276 million compared with NOK 5,982 million in the first quarter of 2003. Results in both Oil & Energy and Aluminium have improved significantly. However, operating income in the first quarter of both years was impacted by unrealized effects from changes in the market value of electricity and aluminium futures and forward contracts, gains on disposals and non-recurring effects. Operating income for the quarter included a positive effect of NOK 154 million in connection with changes to the market value of power supply contracts, and unrealized gains on aluminium futures and forward contracts amounting to NOK 350 million. The first quarter also included the gain from the divestment of the Gjøa discovery on the Norwegian Continental Shelf (NCS) of NOK 285 million. NOK 428 million was charged in the first quarter of 2003 as a result of a lower market value of the contract portfolio due to considerably lower forward prices for electricity at the end of the quarter compared to the unusually high electricity prices at the end of 2002. A non-recurring effect in connection with pensions of around NOK 230 million was also charged to the operating income in the first quarter of 2003. When adjusted for these effects, the improvement in operating income was about NOK 1.9 billion, including NOK 1.2 billion relating to Oil & Energy and NOK 600 million relating to Aluminium. Petrochemicals has also produced a significant improvement in results.

The higher results in Oil & Energy were mainly due to increased production and higher gas prices. The average price measured in US dollars was at the same level as the year before. Oil and gas production was around 615,000 barrels of oil equivalents (boe) per day in the first quarter, an increase of 63,000 boe per day, compared with the equivalent quarter the year before. This was mainly due to the start up of production from the Grane, Fram Vest and Mikkel fields in the second half of 2003, in addition to around 15 percent increase in production from operations outside of Norway. Production is targeted at an average of 560,000 boe per day for 2004. Exploration activities have been somewhat lower than in the equivalent quarter of 2003. Electricity production was significantly higher in the first quarter of 2004 than in the equivalent quarter of 2003, but this was partly offset by considerably lower electricity prices.

Market conditions for Aluminium have improved, and the realized metal price in Norwegian kroner increased by seven percent in relation to the first quarter of 2003. Better markets for metal and downstream products together with new production capacity have boosted volumes. Primary metal production increased by 12 percent compared with the same period last year. Higher metal prices in US dollars were somewhat offset by a lower dollar exchange rate. Increased volumes in downstream activities and internal improvement measures have also had a positive effect.

Hydro completed the demerger of its Agri operation transferring the Agri business activities to Yara International ASA on 24 March 2004. Immediately afterwards, Yara repaid its loan from Hydro of NOK 7.1 billion following the establishment of Yara’s independent financing arrangements. Yara was listed on the Oslo Stock Exchange on 25 March. On 15 January, Hydro’s Extraordinary General Meeting resolved to demerge Hydro Agri by issuing one Yara share for each Hydro share held by shareholders on the effective date of the demerger. As of 25 March, Hydro’s shares traded without rights to the demerged operation. Hydro’s American Depository Receipts (ADR) was traded without rights to the demerged operation from 1 April 2004. As part of the demerger transaction, Hydro retained 20 percent of the Yara shares. These shares were sold in connection with the demerger transaction. The shares sold for NOK 41 per share resulting in a total proceeds of NOK 2.6 billion and a net gain of around NOK 530 million. The gain, together with Agri’s net income from operations for the period ending 25 March are included in Income from discontinued operations for the quarter. Previous periods have been adjusted in order to present the results on a comparable basis.

Cash flow from operations in the first quarter of 2004 was NOK 8.5 billion (NOK 6.4 billion).

Investments in the first quarter of 2004 amounted to NOK 4.8 billion. The amount included NOK 1.3 billion relating to the effect of implementation of the FASB Interpretation No. 46R requiring the consolidation of one of the Company’s 20 percent owned investees. Excluding this amount, investments in the first quarter amounted to NOK 3.5 billion. Around half of the amount invested related to oil and gas operations.

The provision for current and deferred taxes in the first quarter was NOK 5,786 million, approximately 65 percent of pre-tax income.

Hydro’s quarterly report 1 — 2004

FIRST QUARTER 2004

		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income (loss)	selected fin. items	income	and amortization	EBITDA
Hydro Oil & Energy	7,818	62	—	2,623	10,503
Hydro Aluminium	1,629	107	—	972	2,708
Other Activities	93	146	110	131	480
Corporate and Eliminations	(264)	118	—	1	(145)

Total 1)	9,276	433	110	3,727	13,546

1)	See specification on page 24.

Earnings from non-consolidated investees was NOK 131 million (NOK 187 million). The result in the first quarter of 2004 included unrealized currency losses relating to the alumina operation in Brazil of NOK 8 million, compared with a gain of NOK 56 million in the first quarter of 2003. Excluding these effects, earnings from non-consolidated investees remained relatively unchanged.

Other income amounted to NOK 110 million in the first quarter, reflecting the gain on the divestment of 80.1 percent of Pronova Biocare. The related sales agreement was signed in December 2003.

EBITDA for the first quarter was NOK 13,546 million (NOK 9,935 million).

Hydro’s quarterly report 1 — 2004

HYDRO OIL & ENERGY

OPERATING INCOME (LOSS)

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	7,082	5,482	18,500
Energy and Oil Marketing	733	715	2,668
Eliminations	3	(22)	(25)

Total	7,818	6,175	21,143

EBITDA

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	9,593	7,770	27,624
Energy and Oil Marketing	907	920	4,226
Eliminations	3	(22)	(24)

Total	10,503	8,668	31,826

	First quarter		Year
	2004	2003	2003
Oil and gas production (thousands boe/d)	615	552	530
Oil price (USD/bbl)	31.60	31.80	28.70
Oil price (NOK/bbl)	218.30	224.20	202.90
Average exchange rate USD/NOK	6.91	7.06	7.07
Gas price (NOK/Sm3)	1.10	0.99	1.03
Exploration expense (NOK million)	249	390	1,577

Hydro Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating income for Oil & Energy in the first quarter was NOK 7,818 million, an increase of 27 percent compared to the same period last year.

The average realized crude oil price was USD 31.6 per barrel in the first quarter, approximately the same level as the comparable period of the previous year. Measured in Norwegian kroner, the oil price was around 3 percent lower than in the first quarter of 2003.

The average realized gas price in the first quarter was 11 percent higher than in the same period in 2003 amounting to NOK 1.10 per Sm3.

Prices in the Nordic market for electric power remained stable throughout the first quarter of 2004. The spot price averaged NOK 246 per MWh, compared with NOK 400 per MWh in the same period last year. Forward prices for the supply of electric power until 2006 increased somewhat compared with the level at the end of 2003. Water reservoir levels in the Nordpool area of Norway and Sweden were around 12 percent below normal at the end of the first quarter but higher than the end of the first quarter in 2003.

EBITDA for Oil & Energy in the first quarter amounted to NOK 10,503 million, an increase of 21 percent from the same period last year.

Factors affecting developments in the coming months: Gas production is expected to be lower in the second and third quarters of 2004 compared with the first quarter, due to seasonal variations in demand. Maintenance shutdowns are planned that are expected to result in a production loss of around 20,000 barrels of oil per day in the third quarter. Production is targeted at 560,000 boe per day for 2004. Oil and gas prices are expected to remain high in 2004. Hydro has applied for several exploration licenses on the NCS in connection with the 18th licensing round. Licenses are expected to be awarded during the second quarter of 2004.

EXPLORATION AND PRODUCTION

Operating income for Exploration and Production was NOK 7,082 million in the first quarter, 29 percent higher than in the first quarter of 2003.

Hydro’s quarterly report 1 – 2004

Hydro’s production of oil and gas averaged 615,000 boe per day, an increase of 63,000 boe per day compared with the first quarter of 2003. Oil production (including NGL and condensate) in the first quarter was 442,000 boe per day, an increase of 46,000 boe per day compared to the same period in 2003. The increase resulted primarily from new fields coming on stream on the NCS during the second half of 2003, including the Grane, Fram Vest and Mikkel fields. Production from international fields also increased about 15 percent compared with the same period in 2003. Maintenance shutdowns resulted in a loss of oil production of around 5,000 barrels per day during the quarter. Gas production was around 11 percent higher for the first quarter compared to the same period in 2003. The increase was primarily due to higher gas production from the Tune, Åsgard and Mikkel fields reflecting a high demand for gas during the quarter.

Production costs1) were NOK 17.1 per boe produced for the first quarter of 2004 compared with NOK 20.7 for 2003 as a whole. The decline primarily related to higher production and regularity during the quarter. Production costs per boe produced are expected to increase in the second and third quarters compared with the first quarter, due to lower production, higher maintenance costs, and the purchase of gas for injection into the Grane field.

Exploration costs of NOK 249 million were charged to the results for the quarter, compared with NOK 390 million in the first quarter of 2003. A delineation well on block 186 in Libya, resulting in additional commercial resources, was completed in the quarter. Total exploration activities were lower during the first quarter compared to the same period of 2003.

Development projects: The Ormen Lange project is proceeding according to schedule. The Plan for Development and Operation (PDO) of the field and the Plan for Installation and Operation (PIO) for the Langeled pipeline were approved by the Norwegian Parliament (the Storting) on 2 April. Production from the field is expected to begin during the autumn of 2007. Hydro has an 18.1 percent ownership interest in Ormen Lange. A satellite field in connection with the Heimdal field (the Byggve/Skirne field) started production in the beginning of March, one month earlier than planned. Hydro has a 10 percent interest in this field. The Byggve/Skirne field is expected to reach plateau production of around 3,000 boe per day in June 2004.

Purchase and sale of fields: A net after tax gain of NOK 285 million relating to the sale of Hydro’s interest in the Gjøa oil and gas discovery on the NCS was included in the results for the first quarter. During the quarter, Hydro purchased an additional ownership interest in the Lorien discovery in the US Gulf of Mexico increasing its ownership from 10 to 30 percent. The acquisition is subject to approval by the authorities which is expected during second quarter of 2004. An exploration well relating to this field resulted in commercial discoveries in July 2003.

EBITDA for Exploration and Production in the first quarter was NOK 9,593 million, an increase of 24 percent compared to the same period in 2003.

ENERGY AND OIL MARKETING

Operating income for Energy and Oil Marketing was NOK 733 million in the first quarter of 2004, compared with NOK 715 million in the first quarter of 2003.

Operating income from Power Sourcing and Marketing Activities increased by NOK 219 million in the first quarter of 2004, compared with the same period in 2003. Power production in the first quarter of 2004 was 2.5 TWh, an increase of 47 percent compared with the same period in 2003. The spot price in the first quarter was NOK 246 per MWh, a decrease of around 40 percent compared with the same period in 2003. The improvement compared with the first quarter of 2003 mainly reflected the weak results in the first quarter of 2003 resulting from the reversal of net unrealized gains on power supply contracts of around NOK 130 million. The Company’s reservoir levels at the end of the first quarter were slightly lower than the first quarter of 2003 and lower than normal.

Operating income from Gas activities, including Gas Supply and Marketing and Gas Infrastructure, was NOK 116 million lower in the first quarter of 2004 than in the same period last year. The reduction reflected weak results in Gas Supply and Marketing in the first quarter of 2004, compared to unusually good results in the first quarter of 2003. Increased throughput had a positive effect on the results from gas infrastructure operations in the first quarter of 2004.

Operating income from oil trading activities declined by NOK 83 million in the first quarter of 2004, compared with the same period last year. The reduction mainly reflected the discontinued refining operations after the sale of the Company’s interest in Skandinaviska Raffinaderi AB (Scanraff) in 2003. Scanraff had an operating income of around NOK 200 million in 2003.

Operating income for Oil Marketing was NOK 19 million lower in the first quarter of 2004, compared with the same period last year. The result for the first quarter of 2004 included inventory gains of NOK 30 million compared to inventory gains of NOK 52 million in the same period in 2003.

EBITDA for Energy and Oil Marketing was NOK 907 million in the first quarter of 2004, compared with NOK 920 million in the same period of 2003. The results from Hydro Texaco were negatively impacted by intense gasoline price competition in Denmark.

1)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

Hydro’s quarterly report 1 – 2004

HYDRO ALUMINIUM

OPERATING INCOME (LOSS)

	First quarter		Year
NOK million	2004	2003	2003
Metals	989	572	2,293
Rolled Products	148	—	132
Extrusion and Automotive	161	52	98
Other and eliminations1)	331	29	(67)

Total	1,629	653	2,456

EBITDA

	First quarter		Year
NOK million	2004	2003	2003
Metals	1,529	1,047	4,298
Rolled Products	335	168	835
Extrusion and Automotive	512	329	1,432
Other and eliminations	332	28	(67)

Total	2,708	1,572	6,498

	First quarter		Year
	2004	2003	2003
Aluminium price LME (USD/tonne)	1,528	1,410	1,440
USD/NOK, realized2)	7.13	7.25	7.25
Primary production (Kmt)	384	343	1,473

1)	Includes unrealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in EBITDA.

The Aluminium business area is comprised of the sub-segments Metals (Primary Metals and Metal Products), Rolled Products, and Extrusion and Automotive (including the North America unit).

Aluminium’s operating income for the first quarter of 2004 was NOK 1,629 million compared to NOK 653 million in the first quarter of the previous year. Operations benefited from, in general, better market conditions, higher aluminium prices and the effects of improvement programs. Volumes increased due to increased demand and new capacity improving results by around NOK 730 million compared to the first quarter of 2003. In addition, operating income rose by NOK 340 million resulting from higher mark to market gains on London Metals Exchange (LME) contracts due to increased aluminium prices. The positive contribution of higher volumes was partially offset by increased fixed cost and depreciation related to increased activity level including the start up of new production capacity. Except for Metals that benefited from higher aluminium prices and premiums, margins were under pressure measured in local currency.

Operating income was positively impacted by translation effects relating to European subsidiaries as a result of a stronger Euro/NOK exchange rate. Gains were partly offset by lower average USD/NOK exchange rates compared to the first quarter of 2003 relating to subsidiaries reporting in USD. Currency effects improved operating income by an estimated NOK 75 million compared to the same period of 2003.

Western World shipments of primary metal increased an estimated 6-7 percent for the first quarter of 2004 compared to the same period last year while Western World production increased approximately three percent. Net imports into the Western World from the Commonwealth of Independent States (CIS) and China are expected to remain at approximately the same level as last year. Reported inventories have declined somewhat during the first

Hydro’s quarterly report 1 – 2004

quarter. However, the decline may be partially offset by an increase of unreported inventories. Eastern European countries joining the European Union (EU) on 1 May 2004 became subject to duty on non-EU imports of aluminium. Inventories of aluminium located in these countries prior to the date of accession are exempt from duty. Accordingly, it is expected that a certain level of inventory has been accumulated in these countries in advance. The average market price for aluminium (LME 3 monthly average) increased from USD 1,392 per tonne to USD 1,667 per tonne for the first quarter 2004 compared with the corresponding period last year. The average market price in the first quarter of 2004 was also about 10 percent higher than the fourth quarter of 2003.

Total European consumption for rolled products declined but there were more positive signs in the North American market. Demand strengthened for extruded products in both Europe and North America.

Hydro enters into future contracts with the LME primarily for two purposes: to achieve an average aluminum price on its smelter production and to hedge metal prices when entering into customer and supplier contracts with corresponding future contracts at fixed prices (back to back hedges). As a result, Hydro has a net long LME future position. Because of increasing aluminium prices, the mark to market adjustment on Hydro’s portfolio of LME futures resulted in an unrealized gain for the first quarter of 2004. The gain positively impacted results by approximately NOK 350 million compared to approximately NOK 10 million in the same period of 2003.

EBITDA for the first quarter of 2004 was NOK 2,708 million, an increase of NOK 1,136 million compared to the same period last year. Results from non-consolidated investees were NOK 57 million (NOK 118 million). The results were influenced by an unrealized currency loss of NOK 8 million in the first quarter of 2004 compared to a gain of NOK 56 million for the same period of 2003 relating to the Company’s investment in Alunorte in Brazil. In addition, in accordance with the new accounting interpretation described above, Hydro’s 20 percent interest in Slovalco is required to be consolidated beginning 1 January 2004. Slovalco was formerly reflected in Hydro’s results as a non-consolidated investee. Excluding the effects of the change in accounting requirements, results from non-consolidated investees were largely unchanged.

Factors affecting developments in the short-term outlook: In the middle of April, aluminium reached price levels above USD 1,800 per tonne, the highest level since 1995. Since then, prices have fallen and trading has been volatile. A major factor underlying these developments has been the announcement of a reduction of available credit for industrial development in China. Current price levels of USD 1,650 to USD 1,700 per tonne, reflect a relatively bright economic outlook. However, the improvement in downstream demand during the first quarter of 2004 is not considered strong enough to forecast developments for future periods. Indicators for both the European rolled product market and the US extrusion market are uncertain. Current order levels, however, suggest that the increased demand experienced during the first quarter will continue into the second quarter. Positive volume developments within Automotive is expected to continue based on existing contracts.

Improvements in Norwegian smelters: In order to retain and improve its competitive position, Hydro’s strategy has been to improve the relative cost position of its smelter system through continuous improvement and reduced cost within existing capacity and expanding capacity at low cost smelters. Hydro’s Norwegian smelters face challenges in reaching acceptable cost levels. Approximately 30 percent of production costs in these smelters relate to direct and indirect labor. A combination of higher wages, social benefits, shift schedules, higher manning for support functions and higher prices for purchased services in Norway result in a cost disadvantage for these smelters. The cost situation is expected to deteriorate in 2006 when higher electricity prices for part of the Company’s Norwegian smelter portfolio will come into effect. As a result, on 7 May 2004, the Board of Directors decided to recommend to the Corporate Assembly a plan aimed at reducing annual costs by NOK 375 to NOK 400 million. The plan will require a reduction of manning by about 800 employees in the Norwegian plants. The total estimated cost of the program, including manning reductions, is expected to be approximately NOK 800 million. The reduction in manning is expected to be completed by the end of the first quarter of 2005.

A decision is expected in the second quarter of 2004 on the closure of the Company’s Leeds, UK automotive plant. If a decision is taken to close the plant, it is expected to result in rationalization costs of about NOK 300 million during 2004 and 2005.

METALS

Operating income for the first quarter was NOK 989 million (NOK 572 million). The increase was mainly due to higher volumes and improved results from trading activities. The increased volumes were attributable to new capacity coming on stream, high capacity utilization and new commercial supply contracts.

Excluding hedges, improved margins contributed approximately NOK 40 million for the first quarter of 2004 compared with the same period of 2003. Higher aluminium prices and product premiums measured in USD were largely offset by the impact of lower USD/NOK exchange rates and higher raw material and energy costs.

For the first quarter of 2004, Hydro’s realized aluminium price strengthened to USD 1,528 per tonne compared to USD 1,410 per tonne for the same quarter of 2003. The lower realized price compared to market price reflects Hydro’s pricing structure, where prices are determined up to three months before delivery. The realized

Hydro’s quarterly report 1 – 2004

NOK/USD exchange rate declined by two percent to NOK 7.13 over the same period. Measured in Norwegian kroner, the realized aluminium price improved by approximately seven percent. The realized price and exchange rates include the effect of hedges.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by NOK 129 million (NOK 99 million). LME future contracts are spread evenly over the quarters while the amounts of US dollar forward contracts vary by quarter.

Volumes for Hydro’s primary smelter production increased approximately 12 percent compared to the first quarter of 2003 reflecting for the most part the new capacity from Sunndal, Norway. Volumes for metal products from casthouses were also higher reflecting improved capacity utilization and new supply contracts in addition to the new capacity. In total, higher shipments improved results by approximately NOK 350 million compared with the first quarter of 2003.

Fixed costs were approximately NOK 100 million higher compared to the first quarter 2003. For European production facilities, fixed costs in local currency were largely unchanged. However, fixed costs measured in NOK for these units increased due to stronger Euro/NOK exchange rates. In addition, the start up of new capacity in Sunndal lead to higher costs. Depreciation also increased largely due to new capacity.

EBITDA for Metals in the first quarter of 2004 was NOK 1,529 million (NOK 1,047 million).

Hydro’s expansion projects are progressing according to plan and within budget. The expansion project for the aluminium plant in Sunndal, Norway, is nearing completion with the final section of the new capacity to be phased in during the autumn of 2004.

ROLLED PRODUCTS

Operating income for Rolled Products was NOK 148 million for the first quarter of 2004 compared with a break-even result for the same period of last year. The main factors leading to the strengthening in underlying results were increased volumes and an improved cost position. Operating income was also positively impacted by currency translations effects due to a 13 percent strengthening of the Euro compared to NOK.

Market conditions continued to be difficult in Europe with consumption of rolled products falling an estimated five percent, compared to the first quarter of 2003. The US market continued the trend from the fourth quarter of 2003 with an increase in consumption. The stronger Euro compared to the USD placed a disadvantage on European producers apparently reducing exports from Europe and leading to increased pressure on supply.

Rolled Products margins fell approximately two percent measured in Euro. However, measured in NOK margins increased contributing positively to operating income by approximately NOK 150 million compared to the same quarter of 2003. Due to the increase in metal prices, inventory gains were NOK 17 million in the first quarter of 2004 compared with a loss of NOK 19 million in 2003.

Rolled Products shipment volumes in the first quarter increased approximately six percent contributing about NOK 70 million to results compared to the same quarter of 2003. Product mix improved with increased sales volumes of higher margin litho and foil products.

Fixed cost declined measured in Euro in part due to cost improvement programs. However, measured in NOK, fixed cost rose approximately NOK 30 million. Fixed costs were positively impacted by an insurance settlement of NOK 18 million in the first quarter of 2004.

EBITDA for Rolled Products for the first quarter of 2004 was NOK 335 million compared to NOK 168 million for the same quarter in the previous year.

EXTRUSION AND AUTOMOTIVE

Operating income for Extrusion and Automotive for the first quarter was NOK 161 million (NOK 52 million). Operations improved in all sectors. Better market conditions led to higher volumes and improved capacity utilization. Measured in NOK, results for Euro businesses were positively impacted by currency translation effects due to the strengthening of Euro/NOK exchange rate of 13 percent, while results of USD businesses were negatively impacted by the reduction of USD/NOK exchange rate of two percent.

The overall market for general extrusion in Europe continued to improve as it had in the fourth quarter of 2003. CRU International (consultants providing industry analysis) reported an estimated increase in apparent consumption of one to two percent for the first quarter of 2004 compared to the same quarter of 2003. Building and construction markets in Europe also showed some signs of improvement but to a lesser extent than general extrusions. For extruded products in North America, apparent consumption increased. Global light vehicle sales were reported to be approximately four percent higher than in the first quarter of 2003. Western European and North American automotive markets followed the global trend.

Margins in underlying currencies were flat compared to the first quarter of 2003 with the exception of selected products in North America. In total, the contribution to results from margins was approximately NOK 175 million more than the first quarter of 2003. This positive variance when reported in NOK was mainly due to higher Euro exchange rates that were partially offset by lower USD to NOK rates.

Hydro’s quarterly report 1 – 2004

Total volumes in the first quarter of 2004 increased compared to 2003 principally due to higher extrusion shipments in Europe and the ramp up of shipments on Automotive contracts. For North American operations, shipments were higher for both extruded and metal products. The increased volumes positively impacted results by approximately NOK 310 million compared to the same period last year.

Fixed costs increased in the first quarter by about NOK 290 million. While improvement programs reduced fixed costs, the reductions were more than offset by increased cost due to higher activity levels and currency effects on translating European subsidiaries fixed costs into NOK.

Depreciation expense increased NOK 57 million in the first quarter mainly as a result of increased production capacity and currency translation effects.

During the quarter, a decision was taken to close an extrusion plant in Scotland. Related costs of NOK 35 million were included for the period.

EBITDA for Extrusion and Automotive for the first quarter of 2004 was NOK 512 million (NOK 329 million).

OTHER ACTIVITIES

OPERATING INCOME (LOSS)

	First quarter		Year
NOK million	2004	2003	2003
Petrochemicals	73	1	(8)
Other	20	—	(396)

Total	93	1	(404)

EBITDA

	First quarter		Year
NOK million	2004	2003	2003
Petrochemicals	211	93	401
Other	269	147	712

Total	480	240	1,113

Other activities comprises Petrochemicals, Treka AS, VAW Flexible Packaging (sold in 2003), Pronova, the casualty insurance company Industriforsikring and Hydro Business Partner.

Hydro’s quarterly report 1 – 2004

PETROCHEMICALS

Operating income for Petrochemicals was NOK 73 million in the first quarter 2004, an increase of NOK 72 million compared with the corresponding period of the previous year. The improvement in results was due to higher product prices and higher volumes, partly offset by higher raw material costs. EBITDA was NOK 211 million, an improvement of NOK 118 million. Results from non-consolidated investees were NOK 41 million higher compared to the same period of 2003, mainly due to higher product prices in Asia, which is the main market for Qatar Vinyl Company, where Hydro owns a 29.7 percent interest.

PRONOVA

Pronova sold 80.1 percent of Pronova Biocare for NOK 165 million. The sale, which was agreed in December 2003, and completed in January 2004, resulted in a gain of NOK 110 million. The gain was included in Other items.

CORPORATE ACTIVITIES AND ELIMINATIONS

The first quarter 2004 included an operating loss of NOK 264 million, compared to an operating loss of NOK 847 million in the same period of the previous year. The change primarily reflected the effects of the elimination of unrealized gains on power purchase contracts and non-recurring pension charges included in the results for 2003.

Corporate Activities and Eliminations includes pension costs and costs related to employer’s national insurance contribution. Such costs charged to Corporate Activities and Eliminations amounted to around NOK 250 million in the first quarter, compared with around NOK 460 million in the first quarter of 2003. The first quarter last year included a non-recurring charge of roughly NOK 230 million relating to employers’ national insurance contribution costs due to a settlement loss incurred in connection with a reduction in the number of members in certain pension plans in Norway. The decline in membership resulted from workforce reductions and early retirement programs. As a consequence, a proportionate share of unrecognized net loss in these plans had been recognized for the period. Adjusted for these effects, the pension costs were at the same level as for the equivalent period of 2003.

Hydro Energy is responsible for ensuring the supply of electricity for the Company’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these contracts are recognized at market value by Hydro Energy. Increases in the forward prices for electricity result in an increased market value of these internal sales contracts and to unrealized losses for Hydro Energy. Declines in forward prices have the opposite effects. For other Hydro units, the related internal purchase contracts are regarded as normal purchase agreements and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in a positive effect on the operating income for Corporate Activities and Eliminations of NOK 154 million in the first quarter of 2004, mainly as a result of higher forward prices. The elimination in the first quarter of 2003 resulted in a charge to the operating income for Corporate Activities and Eliminations of NOK 298 million. The power purchase contracts have a duration of up to 10 years and can result in significant unrealized gains and losses, impacting the results in future periods. This will depend on trends in forward prices for electricity and changes in the contract portfolio.

Hydro’s quarterly report 1 – 2004

FINANCE

	First quarter		Year
NOK million	2004	2003	2003
Interest income	184	372	1,005
Dividends received, net gain (loss) on securities	118	9	285

Interest income and other financial income	302	381	1,290

Interest expense	(565)	(713)	(2,782)
Capitalized interest	132	178	715
Net foreign exchange gain (loss)	(454)	(469)	1,035
Other	(39)	(28)	(104)

Interest expense and foreign exchange gain/(loss)	(926)	(1,032)	(1,136)

Net financial income (expense)	(624)	(651)	154

Net financial cost for the first quarter was NOK 624 million including a net foreign currency loss of NOK 454 million. During the quarter, the US dollar strengthened against the Norwegian kroner and Euro resulting in unrealized currency losses on the Company’s dollar denominated debt. The US dollar weakened somewhat against the Australian dollar resulting in smaller currency gains. Net interest cost which is comprised of Interest expense, Interest income and Capitalized interest, amounted to NOK 249 million in the first quarter of 2004 compared to NOK 163 million in the same quarter last year. Net interest cost in the first quarter of 2003 included interest earnings of NOK 148 million related to tax recoveries during the period.

Net interest bearing debt at the end of the first quarter amounted to NOK 3.8 billion, a reduction of approximately NOK 15 billion from the end of 2003. Approximately NOK 10 billion of the reduction resulted from the application of proceeds from the loan repayment and share offering in connection with the Agri demerger transaction.

Hydro’s debt/equity ratio, defined as net interest bearing debt (including net unfunded pension obligations, after tax, and the present value of operational lease obligations) divided by equity plus minority interest was 0.18.

TAX

The provision for current and deferred taxes for the first quarter amounted to NOK 5,786 million, approximately 65 percent of income before tax. The amount consists mainly of current taxes. The equivalent amounts for the first quarter 2003 were NOK 3,976 million and 72 percent.

The tax rate for first quarter 2003 was positively impacted by a tax ruling relating to Norwegian income taxes for 1993. As a result of the ruling, Hydro was reimbursed NOK 177 million of previously paid taxes. Excluding the effect of the reimbursement, the tax percent for the first quarter of 2003 would have been around 75 percent.

The high tax percentages in both 2004 and 2003 resulted from oil and gas activities in Norway which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.

DISCONTINUED OPERATIONS

Income from discontinued operations amounted to NOK 1,083 million in the first quarter of 2004, and NOK 631 million in the first quarter of 2003 on an after tax basis. These amounts relate to activities transferred to Yara International ASA in the demerger transaction of 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in Income from discontinued operations. This includes Yara’s results for the period up to date of completion of the demerger and the direct costs of the demerger. This item also includes Hydro’s gain from the sale of its 20 percent shareholding in Yara International ASA, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from income from discontinued operations. Previous periods have been adjusted in order to present the results on a comparable basis. Further information relating to the discontinued operations and further specification of related amounts can be found on page 16 of this report.

Oslo, 10 May 2004
Board of Directors

Hydro’s quarterly report 1 – 2004

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		First quarter		Year
	2004	2004	2003	2003

Million, except per share data	NOK	EUR1)	NOK	NOK
Operating revenues	39,598	4,694	35,763	133,761
Depreciation, depletion and amortization	3,696	438	3,358	13,947
Other operating costs	26,626	3,156	26,423	98,189

Operating income	9,276	1,100	5,982	21,625

Equity in net income of non-consolidated investees	131	16	187	620
Financial income (expense), net	(624)	(74)	(651)	154
Other income (loss), net	110	13	—	(1,253)

Income from continuing operations before tax and minority interest	8,893	1,055	5,518	21,146

Income tax expense	(5,786)	(686)	(3,976)	(12,922)
Minority interest	28	3	28	151

Income from continuing operations before cumulative effect of change in accounting principle	3,135	372	1,570	8,375

Income from discontinued operations	1,083	128	631	2,312

Income before cumulative effect of change in accounting principle	4,218	500	2,201	10,687

Cumulative effect of change in accounting principle	—	—	281	281

Net income	4,218	500	2,482	10,968

Earnings per share from continuing operations before cumulative effect of change in accounting principle (in NOK and Euro)	12.30	1.46	6.10	32.50
Earnings per share from discontinued operations (in NOK and Euro)	4.20	0.50	2.40	9.00
Earnings per share before change in accounting principle (in NOK and Euro)	16.50	1.96	8.50	41.50
Earnings per share (in NOK and Euro)	16.50	1.96	9.60	42.60

Average number of outstanding shares	255,732,220	255,732,220	257,960,532	257,528,511

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2004, which was 8.4365.

Hydro’s quarterly report 1 – 2004

CONDENSED CONSOLIDATED BALANCE SHEETS

		31 March		31 December
	2004	2004	2003	2003

Million, except per share data	NOK	EUR1)	NOK	NOK

ASSETS

Cash and cash equivalents	26,780	3,174	11,601	14,873
Other liquid assets	1,543	183	1,495	1,553
Receivables	36,223	4,294	35,997	33,444
Inventories	12,143	1,439	13,177	12,024
Current assets discontinued operations	—	—	12,815	13,789

Total current assets	76,689	9,090	75,085	75,683

Property, plant and equipment, less accumulated depreciation, depletion and amortization	109,309	12,957	107,725	107,779
Other assets	23,786	2,819	27,515	23,390
Non-current assets discontinued operations	—	—	10,884	11,777

Total non-current assets	133,095	15,776	146,124	142,946

Total assets	209,784	24,866	221,209	218,629

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest bearing short-term debt	3,790	449	7,460	5,273
Current portion of long-term debt	643	76	754	1,212
Other current liabilities	42,107	4,991	38,729	37,725
Current liabilities discontinued operations	—	—	5,180	6,129

Total current liabilities	46,540	5,516	52,123	50,339

Long-term debt	27,727	3,287	31,722	28,403
Other long-term liabilities	15,951	1,891	16,349	15,287
Deferred tax liabilities	33,212	3,936	35,623	32,796
Long-term liabilities discontinued operations	—	—	2,544	3,064

Total long-term liabilities	76,890	9,114	86,238	79,550

Minority interest	1,748	207	1,115	564
Minority interest discontinued operations	—	—	100	96

Minority shareholders’ interest in consolidated subsidiaries	1,748	207	1,215	660

Shareholders’ equity	84,606	10,029	81,633	88,080

Total liabilities and shareholders’ equity	209,784	24,866	221,209	218,629

Shareholders’ equity per share	331.10	39.24	316.50	343.10

Total number of outstanding shares	255,554,078	255,554,078	257,960,532	256,712,000

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2004, which was 8.4365.

Hydro’s quarterly report 1 – 2004

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		First quarter		Year
	2004	2004	2003	2003
Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	4,218	500	2,482	10,968

Adjustments:
Depreciation, depletion and amortization	3,696	438	3,358	13,947
Other adjustments	625	74	586	(2,142)

Net cash provided by operating activities	8,539	1,012	6,426	22,773

Investing activities:

Purchases of property, plant and equipment	(3,297)	(391)	(2,659)	(14,537)
Purchases of other long-term investments	(199)	(23)	(75)	(684)
Net sales of short-term investments	3	—	1,116	1,136
Proceeds from sales of property, plant and equipment	339	40	164	647
Proceeds from sales of other long-term investments	309	37	1,549	6,384

Net cash provided by (used in) investing activities	(2,845)	(337)	95	(7,054)

Financing activities:

Loan proceeds	10	1	851	264
Principal repayments	(2,956)	(350)	(1,748)	(5,167)
Ordinary shares purchased	(445)	(53)	—	(555)
Ordinary shares issued	9	1	21	77
Dividends paid	—	—	—	(2,711)

Net cash used in financing activities	(3,382)	(401)	(876)	(8,092)

Foreign currency effects on cash flows	125	15	270	702

Net cash provided by discontinued operations	9,470	1,122	139	997

Net increase in cash and cash equivalents	11,907	1,411	6,054	9,326

Cash and cash equivalents at beginning of period	14,873	1,763	5,547	5,547

Cash and cash equivalents at end of period	26,780	3,174	11,601	14,873

1)	Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2004, which was 8.4365.

Hydro’s quarterly report 1 – 2004

CHANGES IN SHAREHOLDERS’ EQUITY

	First quarter		Year
NOK million	2004	2003	2003
Shareholders’ equity at beginning of period	88,080	75,867	75,867
Net income	4,218	2,482	10,968
Dividend declared and paid	—	—	(2,711)
Foreign currency translation, net	903	3,719	4,856
Hedge of net investment and cash flow hedge	(523)	(421)	(298)
Other items recorded directly to shareholders’ equity	(13)	(14)	(113)
Reissue (purchase) of treasury stock	(445)	—	(489)
Demerger Yara International ASA	(7,614)	—	—

Shareholders’ equity at end of period	84,606	81,633	88,080

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated. Hydro’s accounting principles are included in its 2003 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January, 2004 in accordance with the description in the 2003 Annual Report and in this report.
Interim figures and year-end figures for 2003 are unaudited.

DISCONTINUED OPERATIONS

In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.

At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognized any gain or loss, or received any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.

Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities includes net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.

For prior periods, assets and liabilities transferred to Yara in the demerger process are included in “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. This includes assets and liabilities in subsidiaries transferred to Yara, assets and liabilities in business units separated from Hydro’s other activities for which separate accounts exists in addition to other identified assets transferred to Yara.

Hydro’s quarterly report 1 – 2004

Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.

The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Pronova which is included within Other businesses. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate, and demerger costs included in Corporate for 2003.

Prior periods are restated to be presented on a comparable basis.

SUMMARY OF FINANCIAL DATA FOR DISCONTINUED OPERATIONS

	First quarter		Year
NOK million	2004	2003	2003
Operating revenues	10,036	9,112	38,334

Operating income	936	790	2,633
Non-consolidated investees	131	91	610
Financial income (expense), net	(88)	15	47
Other income, net	—	40	40

Income before taxes and minority interest	979	936	3,330

Income tax expense	(307)	(297)	(1,015)
Minority interest	26	(8)	(3)

Income before cumulative effect of change in accounting principle	698	631	2,312

Gain from sale of shares	533	—	—
Tax on gain from sale of shares	(148)	—	—

Net income	1,083	631	2,312

	31 March		31 December
NOK million	2004	2003	2003
Current assets	—	12,815	13,789
Non-current assets	—	10,884	11,777

Total assets	—	23,699	25,566

Current liabilities	—	(5,180)	(6,129)
Long-term liabilities	—	(2,544)	(3,064)
Minority interest	—	(100)	(96)

Discontinued operations, net	—	15,875	16,277

	First quarter		Year
NOK million	2004	2003	2003
Net cash provided by operating activities	838	169	1,805
Net cash provided by (used in) investing activities 1)	8,736	(23)	(744)
Net cash used in financing activities	(109)	(28)	(141)
Foreign currency effects on cash flows	5	21	77

Net cash provided by discontinued operations	9,470	139	997

1)	Includes proceeds from sale of Yara shares and loan repayments

Hydro’s quarterly report 1 – 2004

NET PERIODIC PENSION COST

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	First quarter		Year
NOK million	2004	2003	2003
Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	202	159	637
Interest cost on prior period benefit obligation	342	315	1,259
Expected return on plan assets	(247)	(223)	(892)
Recognized net loss (gain)	88	72	290
Amortization of prior service cost	28	29	115
Amortization of net transition (asset) obligation	1	(1)	(6)
Curtailment loss (gain)	—	—	20
Settlement loss (gain)	—	199	199

Net periodic pension cost	414	550	1,622
Defined contribution plans	6	2	28
Multiemployer plans	7	3	13
Termination benefits and other	48	96	410

Total net periodic pension cost	475	651	2,073

CHANGE IN ACCOUNTING PRINCIPLES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Issued in January 2003 and revised in December 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Interpretation provides guidance for determining which party retains the controlling financial interest in Variable Interest Entities (VIEs) when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depends on when a company became involved with such entities. Because Hydro did not become involved with any new Variable Interest Entities (VIEs) subsequent to 31 January 2003 or have any interests in Special Purpose Entities (SPEs) as of 31 December 2003, implementation of the Interpretation is required as of 31 March 2004.

Hydro has identified one pre-existing arrangement that meets the requirements of FIN 46R to be classified as a VIE. Hydro has equity interest in Slovalco, an aluminium smelter in Slovakia. Hydro also has an agreement to supply Slovalco with alumina and a right and obligation to purchase approximately 60 percent of Slovalco’s total aluminium production at market based prices. Hydro owns 20 percent of the shares of Slovalco representing 40 percent of the voting rights. In 2001, Hydro entered into a put and call option arrangement with another shareholder that could increase Hydro’s interest up to 65 percent. This arrangement, which expires in the period 2005 to 2006, is the primary reason requiring Hydro to consolidate Slovalco in accordance with the new VIE regulations.

Hydro has consolidated Slovalco in accordance with the new requirements effective from 1 January 2004. Related assets, liabilities and the 80 percent non-controlling interests have been measured and based on fair values at the time the option arrangement was entered into in 2001 and recorded based on such values carried forward to 1 January 2004. As of 1 January 2004, total assets, liabilities and non-controlling interests were NOK 2,182 million, NOK 725 million and NOK 1,165 million respectively. At the end of 2003, the difference between Hydro’s interest in Slovalco consolidated based on the new requirements compared to the equity method was immaterial.

Hydro’s quarterly report 1 – 2004

USE OF NON-GAAP FINANCIAL MEASURES

The U.S. Securities and Exchange Commission adopted regulations, effective as of 28 March 2003, governing the use of “non-GAAP financial measures.” Non-GAAP financial measures are defined in the regulations to include financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA is considered such a measure.

In the discussion on operating results, Hydro refers to certain non-GAAP financial measures including EBITDA and Operating income excluding infrequent or non-recurring items. Hydro’s management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding — for management and investors — of the underlying operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a group basis. Therefore, net income is discussed only for the group as a whole.

Hydro’s steering model, referred to as Value-Based Management, reflects management’s focus on cash flow-based performance indicators. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income (loss), net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of the company’s operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

EBITDA for the core business areas are presented in the table below, in addition to a reconciliation of EBITDA to net income at the Company level. A reconciliation of EBITDA to operating income for the core business areas and sub-segments is presented on page 24 of this report.

Hydro’s quarterly report 1 — 2004

RECONCILIATION TO NET INCOME

	First quarter		Year
NOK million	2004	2003	2003
Hydro Oil & Energy	10,503	8,668	31,826
Hydro Aluminium	2,708	1,572	6,498
Other Activities	480	240	1,113
Corporate and Eliminations	(145)	(545)	(809)

Total EBITDA 1)	13,546	9,935	38,628

Depreciation, depletion and amortization	(3,696)	(3,358)	(13,947)
Amortization of excess values in non-consolidated investees	(31)	(27)	(192)
Other income (expense) non-cash 2)	—	—	(2,207)
Interest expense	(565)	(713)	(2,782)
Capitalized interest	132	178	715
Net foreign exchange gain/(loss)	(454)	(469)	1,035
Other financial items	(39)	(28)	(104)

Income from continuing operations before tax and minority interest	8,893	5,518	21,146

Income tax expense	(5,786)	(3,976)	(12,922)
Minority interest	28	28	151

Income from continuing operations before cumulative effect of change in accounting principle	3,135	1,570	8,375
Income from discontinued operations	1,083	631	2,312

Income before cumulative effect of change in accounting principle	4,218	2,201	10,687
Cumulative effect of change in accounting principle	—	281	281

Net income	4,218	2,482	10,968

1)	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.
2)	The amount relates to the reversal of an expected state grant pertaining to an asset removal obligation.

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

NON-RECURRING OR INFREQUENT ITEMS

Hydro also identifies items of a non-recurring or infrequent nature in discussing operating results. These items reflect activities or events which management believes are not indicative of expected trends and outcomes arising from normal, recurring business operations. Generally such items arise as a result of very substantial initiatives including major turnarounds and other transforming events or material events and transactions which are not expected to occur often in the normal course of business. Non-recurring or infrequent items include but are not limited to :

•	costs related to major improvement programs (which will vary from period to period and in certain periods may be insignificant, but which are identified nonetheless to enable investors to understand the total impact of such programs)

•	material changes in the value of assets or liabilities related to infrequent events or major, unusual circumstances

•	material gains or losses related to infrequent or non-recurring events or transactions

In general, Hydro excludes these items from financial measures calculated and presented in accordance with GAAP. This is not done with respect to other smaller, less comprehensive cost reduction programs, efficiency initiatives and business expansion activities which are viewed as normal, recurring activities and do not take away from investors’ understanding of the underlying business performance.

Hydro’s quarterly report 1 — 2004

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	12,005	10,383	37,904
Energy and Oil Marketing	14,775	13,120	49,370
Eliminations	(8,513)	(6,757)	(27,315)

Hydro Oil & Energy	18,267	16,746	59,959

Metals	12,303	11,202	39,923
Rolled Products	5,567	4,521	18,377
Extrusion and Automotive	6,979	6,115	24,529
Other and eliminations	(4,311)	(4,678)	(13,677)

Hydro Aluminium	20,538	17,160	69,152

Other activities	3,216	4,362	13,759
Corporate and Eliminations	(2,423)	(2,505)	(9,109)

Total	39,598	35,763	133,761

EXTERNAL REVENUES

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	3,966	3,985	12,099
Energy and Oil Marketing	13,363	12,056	44,308
Eliminations	(504)	(416)	(1,576)

Hydro Oil & Energy	16,825	15,625	54,831

Metals	8,296	6,618	26,509
Rolled Products	4,918	4,362	17,825
Extrusion and Automotive	6,969	6,098	24,472
Other and eliminations	258	42	190

Hydro Aluminium	20,441	17,120	68,996

Other activities	2,175	3,304	10,013
Corporate and eliminations	157	(286)	(79)

Total	39,598	35,763	133,761

Hydro’s quarterly report 1 — 2004

INTERNAL REVENUES

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	8,039	6,398	25,805
Energy and Oil Marketing	1,412	1,064	5,062
Eliminations	(8,009)	(6,341)	(25,739)

Hydro Oil & Energy	1,442	1,121	5,128

Metals	4,007	4,584	13,414
Rolled Products	649	159	552
Extrusion and Automotive	10	17	57
Other and eliminations	(4,569)	(4,720)	(13,867)

Hydro Aluminium	97	40	156

Other activities	1,041	1,058	3,746
Corporate and eliminations	(2,580)	(2,219)	(9,030)

Total	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	2,472	2,241	9,052
Energy and Oil Marketing	148	143	591
Eliminations	—	—	—

Hydro Oil & Energy	2,620	2,384	9,643

Metals	446	351	1,517
Rolled Products	172	148	650
Extrusion and Automotive	325	267	1,247
Other and eliminations	—	—	—

Hydro Aluminium	943	766	3,414

Other activities	131	207	878
Corporate and eliminations	2	1	11

Total	3,696	3,358	13,946

Hydro’s quarterly report 1 — 2004

OPERATING INCOME (LOSS)

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	7,082	5,482	18,500
Energy and Oil Marketing	733	715	2,668
Eliminations	3	(22)	(25)

Hydro Oil & Energy	7,818	6,175	21,143

Metals	989	572	2,293
Rolled Products	148	—	132
Extrusion and Automotive	161	52	98
Other and eliminations	331	29	(67)

Hydro Aluminium	1,629	653	2,456

Other activities	93	1	(404)
Corporate and eliminations	(264)	(847)	(1,570)

Total	9,276	5,982	21,625

EBITDA

	First quarter		Year
NOK million	2004	2003	2003
Exploration and Production	9,593	7,770	27,624
Energy and Oil Marketing	907	920	4,226
Eliminations	3	(22)	(24)

Hydro Oil & Energy	10,503	8,668	31,826

Metals	1,529	1,047	4,298
Rolled Products	335	168	835
Extrusion and Automotive	512	329	1,432
Other and eliminations	332	28	(67)

Hydro Aluminium	2,708	1,572	6,498

Other activities	480	240	1,113
Corporate and eliminations	(145)	(545)	(809)

Total	13,546	9,935	38,628

Hydro’s quarterly report 1 — 2004

OPERATING INCOME — EBIT — EBITDA            FIRST QUARTER 2004

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other		and
NOK million	income (loss)	Investees	income	income	income	EBIT	amort.	EBITDA
Exploration and Production	7,082	1	34	4	—	7,121	2,472	9,593
Energy and Oil Marketing	733	16	7	1	—	757	150	907
Eliminations	3	—	—	(1)	—	2	1	3

Hydro Oil & Energy	7,818	17	41	4	—	7,880	2,623	10,503

Metals	989	32	3	46	—	1,070	459	1,529
Rolled Products	148	—	1	(1)	—	148	187	335
Extrusion and Automotive	161	25	2	(1)	—	187	325	512
Other and eliminations	331	—	1	(1)	—	331	1	332

Hydro Aluminium	1,629	57	7	43	—	1,736	972	2,708

Other activities	93	58	6	82	110	349	131	480
Corporate and eliminations	(264)	(1)	130	(11)	—	(146)	1	(145)

Total	9,276	131	184	118	110	9,819	3,727	13,546

OPERATING INCOME (LOSS)

	2004		2003
NOK million	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr
Exploration and Production	7,082	5,332	4,579	3,107	5,482
Energy and Oil Marketing	733	667	739	547	715
Eliminations	3	(5)	4	(2)	(22)

Hydro Oil & Energy	7,818	5,994	5,322	3,652	6,175

Metals	989	608	571	542	572
Rolled Products	148	61	18	53	—
Extrusion and Automotive	161	60	(4)	(10)	52
Other and eliminations	331	(20)	(55)	(21)	29

Hydro Aluminium	1,629	709	530	564	653

Other activities	93	8	(313)	(100)	1
Corporate and eliminations	(264)	(344)	(253)	(126)	(847)

Total	9,276	6,367	5,286	3,990	5,982

Hydro’s quarterly report 1 — 2004

INVESTMENTS 1)

	First quarter			Year
NOK million	2004		20032)	20032)
Exploration and Production	1,839		3,357	10,270
Energy and Oil Marketing	218		204	989
Eliminations	—		—	—

Hydro Oil & Energy	2,057		3,561	11,259

Metals	2,008[3]	)	742	3,572
Rolled Products	111		58	466
Extrusion and Automotive	368		220	1,543
Other and eliminations	(1)		—	—

Hydro Aluminium	2,486		1,020	5,581

Other activities	170		77	791
Corporate and eliminations	63		11	81

Total	4,776		4,669	17,712

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,932 million.
3)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.

QUARTERLY RESULTS

	2004	2003
NOK million	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr
Operating revenues	39,598	34,206	32,437	31,355	35,763
Operating income	9,276	6,367	5,286	3,990	5,982
EBITDA	13,546	11,045	9,452	8,196	9,935
Net income	4,218	3,765	2,397	2,324	2,482
Earnings per share (NOK)	16.50	14.70	9.30	9.00	9.60

	2004	2003
EUR million	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr
Operating revenues	4,694	4,076	3,965	3,798	4,517
Operating income	1,100	759	646	483	756
EBITDA	1,606	1,316	1,155	993	1,255
Net income	500	449	293	281	313
Earnings per share (EUR)	1.96	1.75	1.10	1.10	1.20

Amounts have been converted to Euro for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:	8.4365	8.3928	8.1817	8.2559	7.9176

Hydro’s quarterly report 1 — 2004

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and Chief Financial Officer)

Date: 10 May 2004